UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                               Steve Madden, Ltd.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Jordan Belfort
                               500 North Broadway
                                    Suite 240
                             Jericho, New York 11753
                                 (516) 938-5500
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 13, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jordan Belfort

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,214,371
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             135,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,214,371
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        135,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,349,371
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      J2 Holdings, Incorporated

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               NONE
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             135,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        NONE
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        135,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      135,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         Common Stock, $.0001 par value ("Madden Common")

         Steven Madden, Ltd. (the "Issuer")
         52-16 Barnett Avenue
         Long Island City, New York 11104

Item 2.  Identity and Background.

      Names of Person Filing:

      (a) This statement is filed on behalf of J2 Holdings, Incorporated ("J2 Holdings") and Jordan Belfort (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) J2 Holdings' and Mr. Belfort's business address is 500 North Broadway, Suite 240, Jericho, New York 11753.

      (c) Mr. Belfort's present principal occupation is the management of personal and family investments. Mr. Belfort sometimes engages in such activities through JRB Group, Incorporated, with offices at is 500 North Broadway, Suite 240, Jericho, New York 11753. Mr. Belfort is the sole shareholder of J2 Holdings,(1) a Subchapter S corporation incorporated in New York.

      (d) Mr. Belfort and J2 Holdings and its respective officers and directors have not been convicted in a criminal proceeding.

      (e) In 1994, Mr. Belfort consented, without admitting or denying any allegations of wrongdoing, to the entry of a civil judgment of injunction enjoining him from further violations of federal and state securities laws.

      (f)   Mr. Belfort is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

            As previously reported in the original statement on Schedule 13D (the "Original Statement") filed by the Jordan Belfort on September 17, 1997, Mr. Belfort had used his personal funds to purchase 929,371 shares of Madden Common (approximately $210,000 for 30,000 of such shares and approximately $4,496,855 for the balance of such shares). In addition, in connection with the Issuer's initial public offering, Mr. Belfort, as an employee of the Issuer's underwriter, was issued units (the "Units") granting the right to purchase an additional 315,000 shares of Madden Common at a purchase price of $5.80 per share. During the period September 20, 1997 through October 28, 1997, J2 Holdings purchased and additional 85,000 shares of Madden Common at prices ranging from $7.37 to $8.16 per share and 10,000 warrants at $3.25 per warrant which are convertible into 10,000 shares of Madden Common at a conversion price

----------
(1) Please see attached Exhibit B indicating the executive officers and directors of J2 Holdings and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

of $5.50 per warrant. These purchases were reflected in the Schedule 13D Amendment filed on September 18, 1997, Schedule 13D Amendment filed on September 30, 1997, Schedule 13D Amendment filed on October 16, 1997 and Schedule 13D Amendment filed on October 28, 1997 ("Amendment No. 4"). As of the date of the filing of Amendment No. 4, the Reporting Parties beneficially owned 1,339,371 shares of Madden Common. On November 13, 1997, J2 Holdings used it general funds to purchase an additional 10,000 shares of Madden Common at a price of $7.41 per share.

Item 4.  Purpose of Transaction.

            Mr. Belfort presently intends to attempt to purchase (subject to price and availability) additional shares of Madden Common. In addition, Mr. Belfort presently intends to nominate one or more persons to stand for election at the issuer's next meeting of stockholders.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) As of November 21, 1997, Mr. Belfort, directly, and through acquisition of shares by J2 Holdings, beneficially owned 1,349,371 shares or 16.0% of the Issuer's Common Stock, including the 315,000 shares issuable upon exercise of the Units, and J2 Holdings beneficially owned 135,000 shares of the Issuer's Common Stock including 10,000 shares issuable upon conversion of the 10,000 warrants. Each warrant entitles its holder to purchase one share of common stock at a price of $5.50 per share. The warrants are exercisable through December 10, 1998, and may be redeemed by the Company, under certain conditions. On October 18, 1997, Mr. Belfort was notified of a motion by Issuer, Mr. Steven Madden and Bocap Corp. to enjoin the transfer to Mr. Belfort of the 899,371 shares of Issuer's Common Stock that are the subject of the Original Statement.

      (b) Mr. Belfort holds the power to vote or to direct the vote, to dispose or to direct the disposition of all 1,349,371 shares, subject in the case of the 315,000 shares underlying the Units, to the purchase of such shares at a price of $5.80 per share and in the case of the 10,000 shares underlying the warrants to the conversion of the warrants at a price of $5.50 per warrant. J2 Holdings holds the power to vote (shared with Mr. Belfort) and to dispose (shared with Mr. Belfort) 135,000 shares of the Issuer's Common Stock. On October 18, 1997, Mr. Belfort was notified of a motion by Issuer, Mr. Steven Madden and Bocap Corp. to enjoin the transfer to Mr. Belfort of the 899,371 shares of Issuer's Common Stock that are the subject of the Original Statement.

      (c) Since the filing of Amendment No. 4, Mr. Belfort, through J2 Holdings has purchased an additional 10,000 shares of Madden Common in an open market transaction at a price of approximately $7.41 per share on November 13, 1997.

      (d)   & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

EXHIBIT A  Copy of an Agreement between Jordan Belfort and J2 Holdings to file this statement on Schedule 13D on behalf of each of them.

EXHIBIT B  List of executive officers and directors of J2 Holdings and information called for by Items 2-6 of this Statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     J2 HOLDINGS, INCORPORATED

Dated: November 21, 1997
       Jericho, New York                             By: /s/ Jordan Belfort
                                                        ------------------------
                                                         Jordan Belfort
                                                         President

Dated:   November 21, 1997
         Jericho, New York                           By: /s/ Jordan Belfort
                                                        ------------------------
                                                         Jordan Belfort

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Steven Madden, Ltd. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned.

                                                     J2 HOLDINGS, INCORPORATED

Dated: November 21, 1997
       Jericho, New York                             By: /s/ Jordan Belfort
                                                        ------------------------
                                                         Jordan Belfort
                                                         President

Dated:   November 21, 1997
         Jericho, New York                           By: /s/ Jordan Belfort
                                                        ------------------------
                                                         Jordan Belfort

                                    EXHIBIT B

            The name and principal occupation or employment, which is each instance is with J2 Holdings, Incorporated ("J2 Holdings") located at 500 North Broadway, Suite 240, Jericho, New York 11753, of each executive officer and director of J2 Holdings is as follows:

NAME                                        PRINCIPLE OCCUPATION
                                            OR EMPLOYMENT

Jordan Belfort                              President of J2 Holdings; Mr.
                                            Belfort's present principal
                                            occupation is the management of
                                            personal and family investments.
                                            Mr. Belfort sometimes engages in
                                            such activities with JRB Group,
                                            Incorporated, with offices at 500
                                            North Broadway, Suite 240, Jericho,
                                            New York, 11753.

Item 2-6.
                Please refer to Items 2-6 herein reporting the beneficial
                 ownership.